Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED OCTOBER 16, 2020
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio in light of the impacts of COVID-19;
•to disclose the transaction price for each class of our common stock as of November 1, 2020;
•to disclose the calculation of our September 30, 2020 net asset value (“NAV”) per share for each share class;
•to provide an update on our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Updates for the Month Ended September 30, 2020

Our NAV per share increased for the month ending September 30, 2020, up $0.08 and $0.06 on our Class I and Class S shares, respectively. The price movement was driven by appreciation on our real estate equity investments and real estate-related debt investments, partially offset by increases to our debt liabilities. Rent and interest income collections also remained steady, with September collections reported at 93% compared to 93% the prior month after accounting for contractual rent deferrals. There was no contractual rent deferral for September and 1% for the prior month.

The current portfolio is invested 71% in real property, 20% in real estate-related debt and 9% cash and cash equivalents. Our real property investments are split between multifamily (52%) and office (48%). The Company’s leverage ratio decreased to 40% compared to 41% in the prior month.
November 1, 2020 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2020 (and repurchases as of October 30, 2020) is as follows:

Transaction Price (per share)
Class S	$10.3603
Class I	$10.4261
Class T	$10.4261
Class D	$10.4261

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2020. A detailed calculation of the NAV per share is set forth below.

As of September 30, 2020, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of September 30, 2020 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2020 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The November 1, 2020 transaction price is being determined based on our NAV as of September 30, 2020. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of September 30, 2020:

Components of NAV	September 30, 2020
Investments in real properties	$283,126,059
Investments in real estate-related securities	78,753,788
Cash and cash equivalents	35,281,822
Restricted cash	4,050,922
Other assets	3,396,573
Debt obligations	(182,491,412)
Accrued performance fee(1)	(1,693,474)
Accrued stockholder servicing fees(2)	(83,960)
Management fee payable	(337,242)
Dividend payable	(641,154)
Subscriptions received in advance	—
Other liabilities	(9,966,269)
Non-controlling interests in joint ventures	(7,614,278)
Net asset value	$201,781,375
Number of shares outstanding	19,428,163

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$122,650,103	$79,131,272	$—	$—	$201,781,375
Number of shares outstanding	11,838,419	7,589,744	—	—	19,428,163
NAV per share as of September 30, 2020	$10.3603	$10.4261	$—	$—

As of September 30, 2020, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.86%	5.61%
Office	7.20%	6.45%

These assumptions are determined by the Adviser, and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	2.04%	1.91%
(weighted average)	0.25% increase	(1.91)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	2.93%	2.72%
(weighted average)	0.25% increase	(2.66)%	(2.50)%

The following table provides a breakdown of the major components of our total NAV as of August 31, 2020:

Components of NAV	August 31, 2020
Investments in real properties	$281,899,944
Investments in real estate-related securities	77,323,537
Cash and cash equivalents	32,017,835
Restricted cash	3,896,007
Other assets	3,366,358
Debt obligations	(182,183,089)
Accrued performance fee(1)	(1,436,348)
Accrued stockholder servicing fees(2)	(83,358)
Management fee payable	(167,096)
Dividend payable	(631,750)
Subscriptions received in advance	—
Other liabilities	(8,322,587)
Non-controlling interests in joint ventures	(7,281,351)
Net asset value	$198,398,102
Number of shares outstanding	19,224,391

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$116,693,848	$81,704,254	$—	$—	$198,398,102
Number of shares outstanding	11,330,483	7,893,908	—	—	19,224,391
NAV per share as of August 31, 2020	$10.2991	$10.3503	$—	$—

As of August 31, 2020, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

As of the date hereof, we had issued and sold 20,147,464 shares of our common stock (consisting of 12,162,719 Class S shares and 7,984,745 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Risk Factors

The following disclosure replaces in its entirety the risk factor entitled "Your interest in us will be diluted if we issue additional shares." in the "Risk Factors-Risks Related to This Offering and Our Organizational Structure" section of the Prospectus.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares are classified as common stock (of which 250,000,000 shares are classified as Class T shares, 250,000,000 shares are classified as Class S shares, 250,000,000 shares are classified as Class D shares and 250,000,000 shares are classified as Class I shares) and 50,000,000 shares are classified as preferred stock. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue equity interests in private offerings (including using prices based on our NAV as of a different time than the applicable NAV used in this offering); (3) issue shares upon the exercise of the options we may grant to our independent directors or future employees; or (4) issue shares to the Adviser, or its successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional shares, your percentage ownership interest in us will be diluted.

Plan of Distribution

The following disclosure replaces in its entirety the third paragraph in the "Plan of Distribution" section of the Prospectus.

Class T and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Oaktree or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. We also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we conduct such offerings pursuant to exemptions to registration under the Securities Act and not as a part of this offering. We may also offer Class I shares to other investment vehicles. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. If you are eligible to purchase all four classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares and the upfront selling commissions, dealer manager fees and stockholder servicing fees attributable to the Class T, Class S or Class D shares. Before making your investment decision, consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.